SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              dated August 6, 2001


                                    BP p.l.c.
                 (Translation of registrant's name into English)


               BRITANNIC  HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                          (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F       |X|              Form 40-F
                         -----------------                -----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes                              No        |X|
                         -----------------                -----------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                        DESCRIPTION OF BP ORDINARY SHARES

     The following information is a summary of the material terms of the BP ordinary shares as specified in the BP Articles of Association as presently in effect.

     All of the existing issued BP ordinary shares are fully paid. BP ordinary shares are represented in certificated form and also in uncertificated form under "CREST". CREST is an electronic settlement system in the U.K. which enables BP ordinary shares to be evidenced and transferred electronically without use of a physical certificate.

Dividends

     The directors may pay interim dividends without obtaining shareholder approval. The shareholders may, subject to the recommendation of the directors, declare final dividends but no such dividend may be declared in excess of the amount recommended by the directors. No dividend may be paid under the U.K. Companies Act other than out of profits available for distribution. Dividends on BP ordinary shares are payable only after payment of dividends on BP preference shares.

     At least until December 31, 2003, BP will announce dividends for ordinary shares in U.S. dollars and state an equivalent pounds sterling dividend. Dividends on ordinary shares will be paid in pounds sterling and on ADSs in U.S. dollars.

     BP provides its shareholders with a dividend reinvestment program under which holders of ordinary shares may reinvest the dividends receivable to purchase ordinary shares.

Voting Rights

     The current Articles of Association of BP provide that voting on all resolutions at a shareholders' meeting will be decided on a poll other than resolutions of a procedural nature, which may be decided on a show of hands. If voting is on a poll, every shareholder who is present in person or by proxy has one vote for every BP ordinary share held compared to two votes for every (pound)5 in nominal amount of the BP preference shares held. If voting is on a show of hands, each shareholder who is present at the meeting in person or whose duly appointed proxy is present in person will have one vote, regardless of the number of shares held, unless a poll is requested or demanded. BP has share warrants to bearer in issue, which are backed by BP ordinary shares. A holder of share warrants is entitled to exercise the same voting rights as the holders of BP ordinary shares upon the deposit of the share warrant at such a place as the Directors may from time to time instruct. Where BP ordinary shares underlying ADSs are held indirectly through a broker or financial institution and are evidenced by share warrants, such holders must rely on the procedures of the broker or financial institution to exercise the voting rights of a holder of BP ordinary shares

     Shareholders do not have cumulative voting rights. No substantive resolution may be voted on at a general meeting of shareholders unless the text of the resolution has been sent to shareholders in the notice of such meeting and only amendments of a procedural nature may be made to any substantive resolution at the general meeting.

     An extraordinary resolution at a separate class meeting of BP ordinary shareholders, requiring an affirmative vote of at least 75% of the votes cast in person or by proxy, is necessary under the BP Articles of Association in respect of any proposal to vary the rights of such ordinary shareholders.

     Holders of record of BP ordinary shares may appoint a proxy, including a beneficial owner of those shares, to attend, speak and vote on their behalf at any shareholders' meeting.

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     The  voting  rights of holders of BP ADSs are  established  by the  Deposit
Agreement relating to the ADSs and are subject to the BP Articles of Association. ADSs may be held either directly or indirectly. Where ADSs are held directly, the ADSs are registered in the holder's name in the books of the Depositary and will be treated by the Depositary and BP as a direct ADS holder.

     Where ADSs are held indirectly, for example through a broker or financial institution, such holder must rely on the procedures of his broker or financial institution to receive BP company notices and assert the rights of ADS holders. ADS holders should consult with their broker or financial institution to find out what these procedures are.

     The Depositary's nominee, Guaranty Nominees Limited, irrevocably appoints each direct holder of ADSs for the time being on the record date fixed by the Depositary as its proxy to attend, speak and vote at BP shareholder meetings. If an ADS holder is unable to attend a meeting, the holder may appoint either the Depositary or another person as his proxy to attend, speak and vote on your behalf subject to and in accordance with the provisions of the Deposit Agreement and the BP Articles of Association. See "Description of BP American Depositary Shares -- Voting Rights of Holders of ADSs."

Shareholders' Meetings and Notices

     Shareholders must provide BP with a postal address in the U.K. in order to be entitled to receive notices of shareholders' meetings. They may also provide an electronic address for electronic delivery of notices and certain other documentation that is permitted by English law to be delivered electronically. In certain circumstances, BP may give notices to shareholders by advertisement in U.K. newspapers. Holders of BP ADSs are entitled to receive notices under the terms of the Deposit Agreement relating to BP ADSs. See "Description of BP American Depositary Shares -- Voting Rights." The notice must include the text of any substantive resolutions to be put before the meeting.

     Under the BP Articles of Association, the annual general meeting of shareholders must be held within 15 months after the preceding annual general meeting and at a time and place in England determined by the directors. The directors are empowered to designate additional locations inside or outside England to enable shareholders to participate via electronic communication links in the meeting held at the principal place specified in the notice of the meeting. Shareholders who participate at an additional location are deemed to be attending and participating at the meeting that is being held at the principal place specified in the notice of meeting.

     Under English law, shareholders may requisition a resolution to be voted on at a general meeting. The entitlement of a shareholder to requisition a resolution depends upon the fulfillment of particular statutory and common law requirements. A shareholder must be entered in BP's register of members (neither direct nor indirect ADS holders are members of the company) and meet the required number of members test under the UK Companies Act 1985.

     English law requires that the costs of requisitioning a resolution be borne by the requisitionists. The BP Articles of Association provide that if a shareholder or group of shareholders requisitions a resolution which may properly be moved on or before December 31 in any year, then BP will meet the cost of giving effect to such a resolution. If a shareholder or group of shareholders requisitions a resolution after December 31, then BP requires that the requisitionists deposit or tender a sum sufficient to meet BP's reasonable expenses in giving effect to the request. The shareholders will decide at the general meeting to which the resolution relates whether the cost of giving effect to the request shall be borne by the requisitionists or the company.

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
Liquidation Rights

     In the event of the liquidation of BP, after payment of all liabilities and applicable deductions under U.K. laws, the holders of the BP preference shares would be entitled to the sum of (1) the capital paid up on such shares, (2) accrued and unpaid dividends and (3) a premium equal to the higher of (a) 10% of the capital paid up on the BP preference shares and (b) the excess of the average market price over par value of such shares on the London Stock Exchange during the previous six months. The remaining assets would be divided among the holders of BP shares in order of priority, including holders of BP ordinary shares.

Pre-emptive Rights and New Issues of Shares

     Under Section 80 of the U.K. Companies Act, the directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. The term "relevant securities" as defined in the U.K. Companies Act includes BP ordinary shares or securities convertible into BP ordinary shares. In addition, Section 89 of the U.K. Companies Act imposes further restrictions on the issue of equity securities (as defined in the U.K. Companies Act, which would include BP ordinary shares or securities convertible into BP ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders in proportion to their existing shareholdings. Holders of BP ADSs would, acting through the Depositary, be entitled to participate in any such preemptive offer.

     BP's Articles of Association allow shareholders to authorize directors for a period of up to five years, to issue (1) relevant securities generally up to an amount fixed by the shareholders and (2) equity securities for cash other than in connection with a rights issue. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one-third of the existing issued ordinary share capital, and the amount of equity securities that may be issued for cash other than in connection with a rights issue, is restricted to 5% of the existing issued ordinary share capital. The authorizations for the issue of equity securities are renewed at each BP annual general meeting. At the BP annual general meeting on April 19, 2001 these amounts were fixed at $1,850,000,000 and $276,000,000 respectively.

     The authorities granted to the directors at the annual general meeting on April 19, 2001, expire at the earlier of BP's next annual general meeting or July 18, 2002

Disclosure of Interests in Shares

     The U.K. Companies Act gives BP the power to require persons whom it believes to have, or to have acquired within the previous three years, an interest in its voting shares, to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term "interest" is widely defined and will generally include an interest of any kind whatsoever in voting shares, including any interest of a holder of BP ADSs, whether directly or indirectly.

Changes in Capital

     The BP shareholders may pass an ordinary resolution to do any of the following:

o consolidate, or consolidate and then divide, all or any of BP's share capital into new shares of larger nominal amounts than its existing shares;

o cancel any shares which have not, at the date of the relevant resolution, been subscribed or agreed to be subscribed by any person and reduce the amount of BP's authorized share capital by the amount of the shares so canceled;

o    divide some or all of BP's shares into shares of a smaller amount; and

o    increase BP's share capital.

BP will also be able to:

o with the authority of shareholders by ordinary or special resolution, depending on the circumstances relating to the purchase, purchase its own shares; and

o by special resolution and, where required by the U.K. Companies Act, with the sanction of the court, reduce its share capital, any capital redemption reserve, share premium account or any other undistributable reserve.

Transfer of Shares

     Except as described in this paragraph, the BP Articles of Association do not restrict the transferability of BP ordinary shares. BP ordinary shares may be transferred by an instrument in any usual form or in any other form acceptable to the directors. The directors may refuse to register a transfer:

o    if it is of shares which are not fully paid;

o if it is not stamped and duly presented for registration, together with the share certificate and other evidence of title as the directors reasonably require;

o    if it is in respect of more than one class of share;

o    if it is in favor of more than four persons jointly; or

o in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under "-- Disclosure of Interests in Shares" above.

     BP may not refuse to register transfers of BP ordinary shares if it would prevent dealings in the shares on the London Stock Exchange from taking place on an open and proper basis. The registration of transfers may be suspended at any time and for any period the directors may determine. The register of shareholders may not be closed for more than 30 days in any year.

Registrar

     The registrar for BP ordinary shares is Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, England.


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
                  DESCRIPTION OF BP AMERICAN DEPOSITARY SHARES


General

     Morgan Guaranty Trust Company of New York, 60 Wall Street, New York, New York 10260 is the Depositary that issues American Depositary Shares (ADSs) representing ownership in six BP ordinary shares (or warrants thereto) deposited with the custodian, currently the London office of Morgan Guaranty Trust Company of New York, 60 Victoria Embankment, London, EC4Y OJP, England. ADSs are evidenced by BP American Depositary Receipts, or ADRs, which may be issued in either certificated or book-entry form. For the purposes of this disclosure both ADSs and ADRs will be referred to as ADSs except where the context requires a distinction to be made.

     The following is a summary of the material rights of a BP ADS holder. It is derived from the amended and restated Deposit Agreement dated as of December 31, 1998 and as amended from time to time, among BP p.l.c. (BP), BP Corporation (BP's U.S. subsidiary) (BP Co), the Depositary and holders from time to time of BP ADSs and from certain provisions of the BP Articles of Association. This summary is qualified in its entirety by reference to the Deposit Agreement, the terms set forth in the ADSs and BP's Articles of Association.

     ADSs may be held either directly or indirectly. Where ADSs are held directly, the ADSs are registered in holder's name in the books of the Depositary and such holder will be treated by the Depositary and BP as a direct ADS holder. This summary of the material terms of BP ADSs assumes ADSs are held directly.

     Where ADSs are held indirectly, for example through a broker or financial institution, such holder must rely on the procedures of his or her broker or financial institution to receive BP company notices and assert the rights of ADS holders described in this section. ADS holders should consult with their broker or financial institution to find out what those procedures are.

     Copies of the Deposit Agreement, the BP Articles of Association and the ADRs evidencing the ADSs are available for inspection at the office of the Depositary located at 60 Wall Street, New York, New York, 10260. ADS holders may also obtain a copy of any of these documents from the SEC, which are on file at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services and, for most recent BP periodic filings only, at the Internet world web site maintained by the SEC at www.sec.gov.

Withdrawal of Ordinary Shares upon Cancellation of ADSs

     Where an ADS holder wishes to hold ordinary shares instead of ADSs, the holder must submit a written request to the Depositary to withdraw ordinary shares from deposit and surrender the ADSs at the Depositary's office.

     Upon payment of its fees and expenses and of any taxes or charges, the Depositary will deliver (1) the underlying shares to an account designated by the holder (2) and any other deposited securities underlying the ADS at the Depositary's London office.

     At the holder's request, risk and expense, the Depositary will also deliver the deposited securities at its New York office or any other place specified by the holder.


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     ADS holders may cancel  their ADSs and  withdraw  the  underlying  ordinary shares in registered form any time except:

o    due to delays caused by the temporary closing of the transfer books;

o    when they owe money for the payment of fees, taxes and similar charges; or

o when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations relating to BP ADSs or ordinary shares.

Deposit of Ordinary Shares to obtain ADSs

     ADS holders who hold or acquire ordinary shares may deposit them with the Depositary or custodian for the Depositary and hold ADSs instead. Where ordinary shares are deposited with the custodian they will be held by the custodian for the account and to the order of the Depositary.

     To the extent that an ADS holder is requested to do so by the custodian for the Depositary, an ADS holder must deliver to it the following:

o certificates or other instruments of title for the ordinary shares to be deposited, properly endorsed and in a form satisfactory to the custodian;

o a written order directing the Depositary to issue to an ADS holder, or upon the written order of an ADS holder, ADRs evidencing the number of ADSs which will represent the number of ordinary shares deposited;

o    any required payments;

o an instrument which provides for the prompt transfer to the custodian of any dividend, right to subscribe for additional ordinary shares or right to receive other property--or, in lieu of such a transfer instrument, an agreement of indemnity; and

o    any other required documents.

     The custodian will then, at the earliest practicable date, present the ordinary shares to BP for registration of the transfer into the name of the custodian, or its nominee (currently Guaranty Nominees Limited), and notify the Depositary that the registration occurred. The deposit of the ordinary shares will be done at the ADS holder's cost and expense.

     Once the Depositary receives notice of the deposit, it shall issue to an ADS holder American Depositary receipts evidencing the number of ADSs to which that holder is entitled. ADSs will be issued in book-entry form, unless an ADS holder specifically requests them in certificated form.

     ADS holders may deposit ordinary shares directly with the Depositary for the purpose of having them forwarded to the custodian, but a charge will apply and delivery will be at the holder's risk.


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Dividends and other Distributions

     The Depositary will pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or any other deposited securities, after deducting any applicable fees and expenses. The Depositary may also, pursuant to BP's Articles of Association, request BP to pay to the ADS holder directly the cash dividends or other distributions, if the ADSs are held directly.

     ADS holders will receive those distributions in proportion to the number or of ordinary shares represented by their ADSs.

     Cash. At least until December 31, 2003, ADS holders will receive cash dividends payable on ordinary shares or any other deposited securities in U.S. dollars. To the extent that BP pays any cash dividend other than in U.S. dollars, the Depositary will convert such dividend into U.S. dollars and distribute the amount received in U.S. dollars except where the Depositary determines that in its judgment any foreign currency received by it cannot be converted on a reasonable basis into U.S. dollars transferable in the U.S. or if any governmental approval for payment in U.S. dollars is required and cannot be obtained with a reasonable cost or within a reasonable time period. In that circumstance the Deposit Agreement allows the Depositary to distribute, subject to applicable laws and regulations, foreign currency only to those ADS holders who are entitled to receive payment in foreign currency. It will hold the foreign currency it cannot convert for the account of ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

     Before making a distribution the Depositary deducts any withholding taxes that must be paid under U.K. law. The Depositary will distribute only whole U.S. dollars and cents and hold any balance not distributed (without interest) for future distributions. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, holders may lose some or all of the value of the distribution depending on the extent of such currency fluctuation.

     Shares. The Depositary may distribute new ADSs representing any shares BP distributes as a dividend or free distribution, if BP requests it to make this distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash.

     If the Depositary does not distribute additional ADSs, each ADS will also represent the proportion of the new shares allocable to such ADS.

     Rights to receive additional shares. If BP offers holders of its securities any rights to subscribe for additional shares or any other rights, BP may make these rights available to holders of ADSs by means of warrants or otherwise, if lawful and feasible. If it is not lawful and not feasible and it is practical to sell the rights, the Depositary will sell the rights and distribute the proceeds to ADS holders in the same way as it does with cash.

     The Depositary may allow rights that are not distributed or sold to lapse. In that case, holders of ADSs will receive no value for them.

     Other Distributions. The Deposit Agreement provides that in respect of any other distributions the Depositary will make distributions to ADS holders by any means the Depositary thinks is equitable and practical. If it cannot make the distribution in that way, the Depositary may decide to sell what BP distributed and distribute the net proceeds, in the same way as it does with cash, or it may adopt such other methods it deems equitable and practical.


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     The  Depositary  is not  responsible  if it decides  that it is unlawful or impractical to make a distribution available to any ADS holders. BP has no obligation to register ADSs, shares, rights or other securities under the Securities Act of 1933. It also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions BP makes on its shares or any value for them if it is unlawful or impractical for them to be made available to ADS holders.

Disclosure of Interests

     U.K. law imposes certain notification and information reporting obligations on holders of an English public limited company's share capital as to the capacity in which the holder holds the shares and regarding the identity of any other person who holds an interest in the same shares.

     These obligations to disclose information to BP under English law also applies to direct ADS holders and any other persons with a beneficial interest in the ADSs. ADS holders may be subject to criminal penalties for failure to comply with these provisions. In addition, they may forfeit the right to vote and to direct the voting of, and be prohibited from transferring, their ADSs.

Voting Rights of Holders of ADSs

     Holders of ADSs on a record date fixed by the Depositary may attend, speak and vote at BP shareholder meetings. To the extent practicable, the Depositary has agreed with BP to make the record date the same as the record date for the ordinary shares; however, in practice the Depositary's record date for ADSs is approximately seven to ten days prior to the record date for ordinary shares. As a direct holder of ADSs, pursuant to both the Deposit Agreement and subject to and in accordance with the BP Articles of Association, the Depositary's nominee irrevocably appoints each ADS holder for the time being on the record date fixed by the Depositary in respect of any meeting as its proxy to attend, speak and vote at that meeting.

     An ADS holder unable to attend a meeting may appoint either the Depositary or another person as a proxy to attend, speak and vote on its behalf. The Depositary will only vote as instructed. It will not vote on an ADS holder's behalf if instructions are not provided. The Depositary will not vote insofar as doing so is impracticable or in contradiction of applicable law, the BP Articles of Association or the Deposit Agreement.

     If ADSs are held indirectly through a brokerage account or otherwise in street name, the holder must rely on the procedures established by his or her broker or financial institution to assert the rights of ADS holders described in this section.

     Adjustment mechanism. In the event a situation arises where the aggregate number of votes to be cast by or on behalf of the Depositary at a BP shareholder meeting exceeds the total number of ordinary shares registered in the name of the Depositary or its custodian as of the record date for ordinary shares, the BP Articles of Association provide an adjustment mechanism intended to ensure that the Depositary may only vote those shares which are registered in its name at the record date for ordinary shares. The adjustment may be made on a pro rata basis or may be made with respect to specific votes but only where the Depositary is able to determine in respect of particular ADS holders that such ADS holders have provided voting instructions and have subsequently withdrawn the ordinary shares underlying their ADSs. In that instance, the votes of such ADS holders will be adjusted downward in proportion to the number of ordinary shares withdrawn after the ADS record date.


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
     In any circumstance where the Depositary is unable to make an adjustment, the chairman may make any adjustment of the votes to be cast by or on behalf of the Depositary on a pro rata basis or in such other manner as may have been prescribed by regulations or procedures established by the directors.

     Except in respect of an adjustment of votes as described in the preceding paragraph, if any question arises as to whether an ADS holder, as proxy for the Depositary, or the proxy of an ADS holder, has been validly appointed to vote (or exercise any other right), according to BP's Articles of Association the question shall be determined:

o by the chairman of the meeting or in accordance with procedures established by the board of directors, if such question arises at or in relation to a general shareholders meeting; or

o by the board of directors at their discretion, if such question arises in any other circumstances.

     Notification of Meeting. The Depositary will notify direct ADS holders of the upcoming meeting and arrange to deliver certain materials to such holders. The materials will:

o describe the meeting time, place and the matters to be voted on (including the text of any substantive resolutions); and

o explain how ADS holders may instruct the Depositary to vote the ordinary shares or other deposited securities (if any) underlying ADSs if the ADS holder appoints the Depositary as proxy, or how an ADS holder may appoint a proxy other than the Depositary.

     ADS  holders  may  also  vote  directly  as  an  ordinary   shareholder  by
withdrawing from the Depositary at least six of the BP ordinary shares underlying one of their ADSs.

Reclassifications, Recapitalizations and Mergers

If BP:

o changes the par value of, splits, cancels, consolidates or otherwise reclassifies any of the BP ordinary shares or other deposited securities; or

o recapitalizes, reorganizes, merges, consolidates, sells its assets, or takes any similar action, then:

(1) The cash, ordinary shares or other securities received by the Depositary automatically will become new deposited securities under the Deposit Agreement, and each ADS will represent its equal share of the new deposited securities unless additional ADSs are delivered as in the case of a stock dividend; and

(2) The Depositary will, if BP asks it to, issue new ADSs or ask the ADS holder to surrender outstanding ADSs in exchange for new ADSs identifying the new deposited securities.


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
Reports and Transfer Books

     The Depositary will make available for inspection by holders at its New York office and at any other designated transfer offices any reports and other communications received from BP which are made generally available to the holders of ordinary shares by BP and will also mail or, when requested by BP, otherwise make available to holders copies of such reports and communications, as provided in the Deposit Agreement. The Depositary will also make available at its New York offices and at any other designated transfer offices a register for the transfer of ADSs, which at all reasonable times will be open for the inspection of holders.

Amendment and Termination

     Amendment. BP may agree with the Depositary to amend the Deposit Agreement and the BP ADSs without the consent of ADS holders, and for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices an important right of ADS holders, it will only become effective 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold ADSs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair the right of an ADS holder to receive the deposited securities in exchange for ADSs.

     Termination. The Depositary will terminate the Deposit Agreement if BP asks it to do so, in which case it must notify ADS holders at least 30 days before termination. The Depositary may also terminate the agreement after notifying ADS holders. If the Depositary informs BP that it would like to resign and BP does not appoint a new Depositary bank within 90 days, ADS holders have certain rights which are set forth in the Deposit Agreement.


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
Fees and Expenses

                For                             ADS holders must pay:
-------------------------------------------------------------------------
o    Each   issuance   of  an   ADS,       Not more than $5.00 per 100 ADSs
     including  as  a  result  of  a
     distribution   of   shares   or
     rights or other property

o    Each  cancellation  of an  ADS,       Not more than $5.00 per 100 ADSs
     including    if   the   Deposit
     Agreement terminates

o    Transfer and registration of          Registration or transfer fees
     ordinary on BP's share register
     from your name to the name of
     the Depositary or its agent or
     vice versa when you deposit or
     withdraw shares

o    Conversion of foreign  currency       Expenses of the Depositary
     to U.S. dollars

o    Cable,   telex  and   facsimile       Expenses of the Depositary
     transmission  expenses incurred
     at your request

o    As necessary                          Certain   taxes  and   governmental
                                           charges  the   Depositary   or  the
                                           custodian  has to pay on any ADS or
                                           ordinary  share  underlying an ADS,
                                           for example,  stock transfer taxes,
                                           stamp   duty    reserve    tax   or
                                           withholding taxes

Payment of Taxes

     The Depositary may deduct the amount of any taxes owed from any payments to an ADS holder. It may also restrict the transfer of ADSs or restrict the withdrawal of underlying ordinary shares or other deposited securities until an ADS holder has paid taxes owed on their ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. ADS holders remain liable if the proceeds of the sale are not enough to pay the taxes.

     See also the previous section "-- Fees and Expenses" in relation to the liability of ADS holders for taxes which the Depositary or custodian has to pay.

Actions by ADS Holders

     Under English company law, only a shareholder whose name is on the register of members of the company may exercise the rights of a shareholder. Guaranty Nominees Limited, the Depositary's current nominee is a member on BP's register of members.

     Upon written request to the Depositary by an ADS holder, the Depositary will cause its nominee in its capacity as a member of the company to take actions to the extent they are practicable and not restricted by any law, regulation, stock exchange requirement or the BP Articles of Association. The Depositary will be counted as one member regardless of how many ADS holders request the Depositary to so act. With respect to rights other than those set forth above under "--Voting Rights of Holders of ADSs" the Depositary's nominee will only take action to the extent that you indemnify it and provide security in the form of a bond. Any action taken by the Depositary's nominee will be for the sole benefit of ADS holders, and at their cost and expense. The provisions for the Depositary facilitating actions on behalf of ADS holders are set out in the Deposit Agreement.


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
     In order to enforce the rights of a member directly, holders of ADSs may become ordinary shareholders by converting at least one ADS to ordinary shares by withdrawing from the Depositary at least six of the BP ordinary shares underlying one of their BP ADSs or by purchasing six ordinary shares.

Limitation on Liability and Obligations of  ADS Holders

     The Deposit Agreement expressly limits the obligations of BP and the Depositary. It also limits their liability. Pursuant to the Deposit Agreement, BP and the Depositary

o are obliged only to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

o are not liable if either of them is prevented or delayed by law, any provision of the BP Articles of Association or circumstances beyond their control from performing their obligations under the Deposit Agreement;

o are not liable if either of them exercises, or fails to exercise, any discretion permitted under the agreement;

o have no obligation to become involved in a lawsuit or proceeding related to the ADSs or the Deposit Agreement on an ADS holder's behalf or on behalf of any other party unless they are indemnified to their satisfaction;

o may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any ADS holder or any other person whom they believe in good faith is competent to give them that advice or information;

o may rely and shall be protected in acting upon any written notice or other document believed by them to be genuine; and

o shall not be responsible for any failure to carry out any instructions to vote any of the ordinary shares.

     In the Deposit Agreement, BP and the Depositary agree to indemnify each other under specified circumstances.

Requirements for Actions by the Depositary

     Before the Depositary will issue or register the transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, BP or the Depositary may require:

o payment of taxes, including stamp duty reserve tax and stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities, as well as the fees and expenses of the Depositary;

o production of satisfactory proof of the identity, residence and citizenship of the person presenting ordinary shares for deposit or ADSs upon withdrawal, and of the genuineness of any signature or other information they deem necessary; and

o compliance with regulations the Depositary may establish with BP which are consistent with the Deposit Agreement, including presentation of transfer documents.


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
Registrars and Co-Transfer Agents

     BP ADSs are currently listed on the New York, Chicago, Pacific, and Toronto Stock Exchanges. If any BP ADSs are listed on one or more additional stock exchanges in the U.S., the Depositary or its agent will act as registrar or, upon the written request or with the written approval of BP, appoint a registrar, or one or more co-registrars, for registry of the BP ADSs in accordance with any requirements of such exchanges.

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


                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (Registrant)




Dated: August 6, 2001                         /s/   JUDITH C. HANRATTY
                                                  ......................
                                                      J.C. HANRATTY
                                                       (Secretary)